AB
3/6

09058373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 29639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December31,2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Securities Team, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Cummings Park, Suite 6050
(No. and Street)

Woburn (City) MA (State) 01801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Ewing 781-935-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ercolini& Company LLP
(Name – *if individual, state last, first, middle name*)

101 Arch Street (Address) Boston (City) MA (State) 02110 (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

88
3-D

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Ewing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Securities Team Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATE E. CONCANNON
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 2, 2012

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN SECURITIES TEAM, INC.

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2008

AMERICAN SECURITIES TEAM, INC.

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2008

CONTENTS

Ercolini & Company

Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103

t 617.482.5511
f 617.426.5252

www.recpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
American Securities Team, Inc.
Woburn, Massachusetts

We have audited the accompanying balance sheet of American Securities Team, Inc. (a wholly-owned subsidiary of APT Financial Services, Inc.) as of December 31, 2008, and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Securities Team, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Ercolini & Company LLP

January 28, 2009

AMERICAN SECURITIES TEAM

BALANCE SHEET

DECEMBER 31, 2008

ASSETS

Cash	$	18,370
Receivables - affiliates		114,047
Prepaid insurance		1,469
Investments, at fair value		197,680
Advances receivable - affiliates		297,200
Total assets	$	628,766

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$	23,191
Due to affiliates		13,599
Deferred income taxes		20,746
Total liabilities		57,536
Stockholder's Equity:		
Common stock, 200,000 shares authorized, 42,000 shares issued and outstanding		431,723
Retained earnings		95,673
Accumulated other comprehensive income		43,834
Total stockholder's equity		571,230
Total liabilities and stockholder's equity	$	628,766

See notes to financial statements.

AMERICAN SECURITIES TEAM

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Investor service fees	$	75,608
Other income		32,067
		107,675
EXPENSES:		
Salaries and related expense		36,325
Professional fees		5,720
Office expense		2,006
Regulatory fees		4,444
Consulting fees		2,560
Insurance		2,938
Excise tax		485
		54,478
INCOME BEFORE INCOME TAX EXPENSE		53,197
INCOME TAX EXPENSE:		
Federal		7,215
State		5,100
		12,315
NET INCOME		40,882
OTHER COMPREHENSIVE INCOME, NET OF TAX:		
Unrealized holding gain(loss) arising during period		(134,555)
COMPREHENSIVE INCOME(LOSS)	$	(93,673)

See notes to financial statements.

AMERICAN SECURITIES TEAM

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock		Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
	Share	Amount			
Balance, December 31, 2007	42,000	$ 431,723	$ 178,389	$ 54,791	$ 664,903
Net income for the year	-	-	-	40,882	40,882
Net unrealized loss on investments, net of deferred tax benefit of ($63,685)	-	-	(134,555)	-	(134,555)
Balance, December 31, 2008	42,000	$ 431,723	$ 43,834	$ 95,673	$ 571,230

See notes to financial statements.

AMERICAN SECURITIES TEAM

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net income (loss)	$	40,882
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables		(45,608)
Increase (decrease) in liabilities:		
Accrued expenses		(718)
Net cash provided by (used in) operating activities		(5,444)
Cash flows from financing activities:		
Proceeds of advances from affiliates		13,599
Repayment of advance from affiliates		(25,504)
Net cash provided by (used in) financing activities		(11,905)
Net increase (decrease) in cash		(17,349)
Cash, beginning of year		35,719
Cash, end of year	$	18,370
Schedule of noncash investing and financing activities:		
Unrealized gain(loss) on available for sale securities	$	(198,240)

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

American Securities Team, Inc. (the "Company"), which was organized as a Massachusetts corporation on December 19, 1996, pursuant to Chapter 156B of the Massachusetts general laws, was formed to engage in and carry on the business of a broker-dealer in securities, including but not limited to the buying and selling, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and non-negotiable instruments or securities; and, in general to carry on any and all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (a)(2)(iii) and (a)(2)(iv) of SEC rule 15c3-1. The Company is licensed in Massachusetts, New York and Florida.

The Company also provides investor services to the limited partners of various residential rental entities located primarily in Massachusetts. These entities are affiliated with the Company. Investor service fees represent the Company's principal business activity for the year ended December 31, 2008.

The Company is a wholly-owned subsidiary of APT Financial Services, Inc. (the "Parent Company"). The Company is included in consolidated financial statements issued by the Parent Company and it files consolidated income tax returns with the Parent Company.

Summary of significant accounting policies:

Method of accounting:

The Company maintains its accounts and presents its financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2008, the Company did not have any cash equivalents.

Investments:

The Company classifies its marketable equity securities as available for sale and as a result are stated at fair value. Fair value is based on quoted market prices. Realized gains and losses on dispositions of available for sale securities are recognized in income based on the cost of the securities sold using the specific identification method. Unrealized gains and losses, net of tax, on marketable equity securities available for sale are reported as a separate component of stockholder's equity until realized. Realized losses on permanently impaired investments are recognized in income once their decline in value is determined to be other than temporary.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Summary of significant accounting policies - continued:

Income taxes:

The Company files consolidated income tax returns with its Parent Company. The Company computes its federal and state taxes utilizing the tax rates available to the Company as if it were a separate taxpayer and it remits these taxes to the Parent Company. Any additional tax expense or benefit resulting from the impact of consolidation is borne by the Parent Company. The state net worth tax is computed on the Company's allocable net worth and is paid directly to the state. Federal income tax payable of $7,215 and state income tax payable of $5,585 are included in accrued expenses on the accompanying balance sheet.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A deferred tax liability is recognized for temporary differences which will result in taxable amounts in future years. A deferred tax asset is recognized for temporary differences which will result in deductible amounts in future years and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes are provided for temporary differences which arise primarily from differences in the valuation of investments for financial reporting and tax purposes as a result of unrealized gains and losses on available for sale securities.

Pursuant to the FASB's Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, the Company has elected to defer the application of FIN 48 to its fiscal year commencing on January 1, 2009. The Company's current policy is to recognize the effect of uncertain tax positions in the financial statements on an as-filed or to-be-filed basis, such that current or deferred tax assets and liabilities are immediately recognized when the related uncertain tax position is taken or is expected to be taken. Any changes in uncertain tax positions are recorded in the period when the ultimate outcome becomes known. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that it deems uncollectible based upon such factors as payment history and the results of collection efforts.

Investor service fees:

Annual investor service fees received from the affiliates and limited partners of the affiliates are recognized when earned. These fees include amounts for services in providing reports to the investor limited partners of the affiliates, transfer of ownership fees to limited partners of the affiliates and a program management fee for one of the affiliates. In accordance with the respective partnership agreements, fees for providing reports to the investor limited partners are generally based upon annual amounts ranging from $2,500 to $6,000 per partnership. The program management fee is based upon an annualized amount of one-half of one percent of the outstanding balance of the affiliate's debt and contributed capital.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Recent accounting pronouncements:

In July, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48).* FIN 48 clarifies the accounting for uncertainty in income tax positions recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. In February, 2008, the FASB issued Staff Position No. FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises (FSP FIN 48-2)*, which amended FIN 48 to delay its effective date for certain nonpublic enterprises, including not-for-profit organizations, to fiscal years beginning after December 15, 2007. On December 30, 2008, the FASB issued Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which amended FIN 48 to provide an additional deferral of its effective date to give the FASB time to develop guidance on the application of FIN 48 by not-for-profit organizations and pass-through entities such as S-corporations and partnerships. FSP FIN 48-3 delays the effective date of FIN 48 for certain nonpublic enterprises to fiscal years beginning after December 15, 2008. FSP FIN 48-3 requires a nonpublic enterprise that elects to defer the application of FIN 48 to disclose that fact and its accounting policy for evaluating uncertain tax positions for each set of financial statements where the deferral applies (see Note 1 - Income Taxes). The Company does not believe that its adoption of FIN 48 in 2009 will have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued Staff Position No. 157-2, *Effective Date of FASB Statement No. 157* (FSP SFAS 157-2). FSP SFAS 157-2 amends SFAS 157 to delay the effective date of the standard to fiscal years beginning after November 15, 2008 as it relates to nonfinancial assets and nonfinancial liabilities. The Company has adopted SFAS 157 for financial assets and financial liabilities, as required, effective as of January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company's financial statements. The Company does not believe that its adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities in 2009 will have a material impact on the Company's financial statements.

2. CASH:

The Company maintains certain operating cash balances in a Massachusetts financial institution. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Emergency Economic Stabilization Act of 2008 temporarily increased the FDIC limit on deposits currently insured at the $100,000 limit to $250,000. The temporary increase is effective through December 31, 2009. At December 31, 2008, the Company's cash balances were fully insured.

3. INVESTMENTS:

At December 31, 2008, the Company's investment in NASDAQ Stock Market, Inc. is summarized as follows:

	Cost	Unrealized Gain	Fair Value
8,000 unrestricted shares of common stock	$ 133,100	$ 64,580	$ 197,680

The fair value of this investment is measured using quoted prices in active markets for identical assets (Level 1) pursuant to SFAS No. 157, *Fair Value Measurements.*

The unrealized gain is excluded from earnings and reported as a separate component of stockholder's equity, net of deferred tax liability, until realized. The net unrealized gain is computed as follows:

Unrealized Gain	Deferred Tax Liability	Accumulated Gain
$ 64,580	$ 20,746	$ 43,834

The net unrealized holding gain decreased by $198,240 during 2008.

Of the unrestricted shares, 6,000 can only be sold pursuant to a shelf registration statement filed by NASDAQ and the related prospectus supplements, subject to the right of NASDAQ under certain circumstances to require holders to refrain from selling under the shelf registration statement and prospectus supplements. Accordingly, the Securities Exchange Commission has concluded that such shares can be valued at the market price of the shares provided that the NASDAQ has not required holders to refrain from selling under the shelf registration statement and prospectus supplements.

4. TRANSACTIONS WITH AFFILIATES:

The Company earned investor service fees from affiliated limited partnership entities aggregating $75,608 during 2008. Of these fees, $55,608 are receivable from these entities and are included in receivables - affiliates in the accompanying balance sheet. Additionally, $58,439 are receivable from these entities for prior years and are included in receivables - affiliates in the accompanying balance sheet.

In 1999, the Company advanced $376,015, to an affiliate, of which $297,200 is receivable at year end. These advances are noninterest bearing with no specified terms of repayment.

During 2007, the Company was advanced $25,504 from affiliated entities. These advances were repaid during 2008. During 2008, the Company was advanced $13,599 from affiliated entities. The advances are non-interest bearing and do not have a specified repayment due date.

Personnel working for the Company are employees of the Company, paid by a common paymaster, therefore, the Company reimburses the Parent Company for the actual salaries and related benefits of these employees. Such costs expensed during the year totaled $36,324.

The Company paid a consulting fee of $2,560 to a related entity for various advisory services in 2008.

5. INCOME TAXES:

The amount of income tax expense (benefit) differs from that computed using the statutory federal tax rate of 34% because of the application of the graduated federal tax rate of 15% on the first $50,000 of taxable income, state income taxes net of federal tax effect, and adjustments of prior year taxes.

Deferred income taxes are included as a reduction of the unrealized gain from investments which is a component of stockholder's equity and not included in earnings. The deferred tax liability is comprised of $6,135 for state taxes and $14,611 for federal taxes.

6. STOCKHOLDER'S EQUITY:

As a broker/dealer, the Company is subject to the "Net Capital Rule" (rule 15c3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2008, the Company's net capital was $101,588 and the required capital was $5,000. The Company's net capital ratio was .36 to 1 at December 31, 2008.

ADDITIONAL INFORMATION

Ercolini & Company

Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103
t 617.482.5511
f 617.426.5252
www.recpa.com

INDEPENDENT AUDITOR'S REPORT ON

ADDITIONAL INFORMATION REQUIRED BY RULE

17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
American Securities Team, Inc.
Woburn, Massachusetts

We have audited the accompanying financial statements of American Securities Team, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon, dated January 28, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5(d)(3) and (4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ercolini & Company LLP

January 28, 2009

AMERICAN SECURITIES TEAM, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity from balance sheet	$ 571,230
Deductions and/or charges:	
Total nonallowable assets from balance sheet	
Due from affiliates	(411,247)
Prepaid insurance	(1,469)
Haircuts on securities	(56,926)
Net capital	$ 101,588

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$ 96,588
Excess net capital at 1,000%	$ 97,909

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from balance sheet	$ 36,790
Ratio of aggregate indebtedness to net capital	.36

There are no material differences between the above computation and the Company's corresponding unaudited filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2008

(Continued)

STATEMENT RE EXEMPTION FROM RESERVE REQUIREMENTS

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it is exempt from Rule 15c3-3.

The Company does not have possession of securities in the normal course of business and will promptly deliver all securities which might come into its possession. The Company does not hold securities or funds for any customer or owe funds or securities to any customer.

STATEMENT RE SIPC ASSESSMENT

The Company is a member of the Securities Investor Protection Corporation and has paid $150 in assessments for the year ended December 31, 2008.

Ercolini & Company

Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103

t 617.482.5511
f 617.426.5252

www.recpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 WHEN CLAIMING AN
EXEMPTION FROM SEC RULE 15C3-3

The Board of Directors
American Securities Team, Inc.
Woburn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of American Securities Team, Inc. for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by American Securities Team, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ercolini & Company LLP

January 28, 2009

END